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VF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC RECEIVED
MAR - 2 2005
PROCESSING
WASH. D.C.

SEC FILE NUMBER
8- 66403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/02/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTERN EQUITY GROUP, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 LA PLACE COURT #165
(No. and Street)

CARLSBAD	CA	92008-8868
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS C ALTFILLISCH (760) 438-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COONS, TIMOTHY ALAN
(Name – *if individual, state last, first, middle name*)

3232 GOVERNOR DR STE B	SAN DIEGO	CA	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/24

OATH OR AFFIRMATION

I, **THOMAS C ALTFILLISCH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **WESTERN EQUITY GROUP, INC.**, as of **DECEMBER 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


PATRICIA B. ARELLANO
Commission # 1484025
Notary Public - California
San Diego County
My Comm. Expires May 15, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Equity Group, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

Auditor's Report

Statement of Financial Condition December 31, 2004

Statement of Income (Loss) Inception to December 31, 2004

Statement of Changes in Stockholder's Equity December 31, 2004

Statement of Cash Flows From Inception to December 31, 2004

Notes to Financial Statements December 31, 2004

Schedule I Computation of Net Capital December 31, 2004

Schedule II Computation of Net Capital Requirement December 31, 2004

Schedule III Computation of Aggregate Indebtedness December 31, 2004

Auditor's Report on Internal Controls

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA
3232 GOVERNOR DRIVE, SUITE B
SAN DIEGO, CALIFORNIA 92122
858-623-0336X22
FAX 858-309-4144

To the stockholders of
Western Equity Group, Inc.

I have audited the accompanying statement of financial condition of Western Equity Group, Inc. (a California S-Corporation) as of December 31, 2004, and the related statements of income (loss), changes in stockholder's equity and cash flows for the period from inception to December 31, 2004 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2004. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2004, and the results of its operations and cash flows for the period from inception to December 31, 2004 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2004, presents fairly, in all material aspects the information set forth therein.



Timothy A Coons, CPA

San Diego, California, USA
February 16, 2005

Western Equity Group, Inc.

Statement of Financial Condition
December 31, 2004

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 60,564	$ -	$ 60,564
Accounts Receivable	5,401	-	5,401
Prepaid Expenses	-	270	270
Equipment (Net of $857 depreciation)	-	5,700	5,700
Security Deposit	$ -	$ 3,075	$ 3,075
Total Assets	$ 65,965	$ 9,045	$ 75,010

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	2,068
Total Liabilities	2,068
Stockholder's Equity	
Capital Stock	10,000
Added Paid in Capital	105,000
Retained Earnings (Deficit)	(42,058)
Total Stockholder's Equity	72,942
Total Liabilities and Equity	$ 75,010

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Income (Loss)
For the Period of Inception to December 31, 2004

Revenues:	
Commissions	$ 52,239
Other Revenues	1,000
Total Revenues	53,239
Costs and Expenses:	
Regulatory fees	16,597
Service Charges	210
Commissions	26,084
Depreciation	857
Insurance	11,623
Occupancy	14,877
Office Expenses	5,006
Professional Fees	6,808
Telephone	3,586
Other Expenses	9,850
Total Costs and Expenses	95,498
Interest Income	201
Net Income(Loss) for the Period	$ (42,058)

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Changes in Stockholder's Equity
For the Period from Inception to December 31, 2004

	10,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, At Inception	$ -0-	$ -0-	$ -0-
Capital Stock	10,000		
Added Paid in Capital		105,000	
Net Income(Loss) for the Period			(42,058)
Balances, December 31, 2004	$ 10,000	$105,000	$ (42,058)

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Cash Flows
For the Period from Inception to December 31, 2004

Cash Flow from Operating Activities-	
Net Income(Loss) for the Period	$ (42,058)
Add (Deduct) –	
Increase in accounts receivable	(5,401)
Depreciation	857
Increase in prepaid expenses	(270)
Increase in security deposit	(3,075)
Increase in accounts payable	2,068
Net Cash Provided (Used) by Operating Activities	(47,879)
Cash Flow from Investing Activities-	
Equipment	(6,557)
Net Cash Provided (Used) by Investing Activities	(6,557)
Cash Flow from Financing Activities-	
Capital Stock	10,000
Added Paid in Capital	105,000
Net Cash Provided (Used) by Financing Activities	115,000
Net Cash Increase (Decrease) for the period	60,564
Cash Balance, Inception	$ -0-
Cash Balance, December 31, 2004	$ 60,564

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Schedule I
Computation of Net Capital
December 31, 2004

Net Capital – Stockholder's Equity	$ 72,942
Additions (Deductions) from Equity Non-allowable assets	(9,045)
Net Capital	$ 63,897

Schedule II
Computation of Net Capital Requirement
December 31, 2004

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$	138
Minimum Dollar Requirement		5,000
Excess Net Capital		58,897
Excess Net Capital @ 1000%(Net Cap-10%A.I.)		63,690

Schedule III
Computation of Aggregate Indebtedness
December 31, 2004

Total aggregated indebtedness from liabilities From financial condition	$	2,068
Ratio of aggregated indebtedness to net capital		3.2%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Notes to Financial Statements
December 31, 2004

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with RBC Dain Correspondent Services for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $63,897, which is $58,897 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2004.

Initial unaudited net capital	$63,897
Audited net capital	$63,897

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net loss per share on the 50,000 shares of common stock outstanding during 2004 was $(0.84).

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2004 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
3232 GOVERNOR DRIVE, SUITE B
SAN DIEGO, CALIFORNIA 92122
858-623-0336X22
FAX 858-623-0142

To the Stockholder and Board of Directors
Western Equity Group, Inc.

I have examined the financial statements of Western Equity Group, Inc. (a California S-corporation) as of December 31, 2004 and have issued an auditor's report thereon dated February 16, 2005.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.


Timothy A Coons, CPA

San Diego, California USA
February 16, 2005